FIRST CLEARING, LLC
(A Wholly Owned Limited Liability
Company of Wells Fargo Advisors, LLC)
Statement of Financial Condition
December 31, 2015
(Dollars in thousands)

Assets

Cash and cash equivalents	$	494,912
Cash and securities segregated under federal and other regulations		1,160,912
Receivable from brokers, dealers and clearing organizations		1,357,628
Receivable from customers, net		6,963,472
Securities owned, at fair value		2,778
Receivable from affiliates		3,733
Other assets		110,732
Total assets	$	10,094,167

Liabilities and Member's Equity

Short-term borrowings	$	101,915
Payable to brokers, dealers and clearing organizations		2,872,855
Payable to customers		4,213,725
Securities sold, not yet purchased, at fair value		1,845
Payable to affiliates		252,910
Accrued compensation and benefits		21,003
Accrued expenses and other liabilities		57,449
Total liabilities		7,521,702
Member's equity		2,572,465
Total liabilities and member's equity	$	10,094,167

The accompanying notes are an integral part of this Statement of Financial Condition.